AP 9/1

BB 8/31

06009922

D STATES
.NGE COMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2006 WASH, D.C. 209

SEC FILE NUMBER
8-66812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/24/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.A. Investcorp LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 38th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mayme Tong **212-703-1270**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 21 2006 E
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

9/20

OATH OR AFFIRMATION

I, Katherine Lum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of N A Investcorp LLC, as of 6/30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

HEATHER E. AUGUSTE
Notary Public, State of New York
No: 01AU6014316
Qualified in Kings County
Commission Expires October 13, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

N.A. Investcorp LLC

June 30, 2006
with Report of Independent Registered Public Accounting Firm

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
N.A. Investcorp LLC

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of June 30, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of N.A. Investcorp LLC at June 30, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP
Ernst & Young LLP

July 27, 2006

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2006

Assets	
Cash and cash equivalents	$ 2,924,110
Interest receivable	500
Total assets	$ 2,924,610
Liabilities and member's equity	
Liabilities:	
Due to affiliate	$ 64,971
Accounts payable and other liabilities	340
Total liabilities	65,311
Member's equity	2,859,299
Total liabilities and member's equity	$ 2,924,610

The accompanying notes are an integral part of this financial statement.

N.A. Investcorp LLC

Notes to Statement of Financial Condition

June 30, 2006

1. Organization

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly-owned by Investcorp International Holdings Inc. (the "Parent" or the "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). Operations commenced on June 24, 2005.

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company operates pursuant to the exemption found in SEC Rule 15c3-3 (k)(2)(i).

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Fees are generally determined as a percentage of initial assets raised. Fees are accrued and recorded in income when assets have been funded as evidenced by the confirmation of a client subscription from the administrator of a fund.

Income Taxes

As a limited liability company, the Company is not subject to state or federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

2. Significant Accounting Policies (continued)

Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Related Party Transactions

Management and Expense Sharing and Guaranty Agreement

The Company entered into a management and expense sharing and guaranty agreement with Investcorp International Holdings Inc. and Investcorp S.A. on December 20, 2004 which provides that (1) the Parent assumes and is legally obligated to pay certain operating expenses on behalf of the Company and provides certain administrative services to the Company; (2) the Company assumes and is legally obligated to pay and reflect in its financial statements certain expenses as defined in the agreement and (3) the costs associated with the expenses paid for and services provided to the Company by the Parent are absorbed by Parent. The Company has no obligation to any party for these costs.

At June 30, 2006, due to affiliate under this agreement amounted to $64,971.

Marketing Agreement

The Company entered into a marketing agreement with Investcorp Bank B.S.C. ("BSC") on July 1, 2005 which includes that the Company provides marketing services to BSC with respect to share and other interests in funds managed by BSC and other affiliates. The Company is entitled to marketing fees as defined in the agreement.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital. Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule. At June 30, 2006, the Company had net capital of $2,859,299 which is $2,854,299 in excess of the Company's net capital requirement.